UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 18, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                                   Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 18, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 17, 2015
15-31-TR

Teck Announces Dividend, $650 Million in Cost Reduction Measures

Vancouver, B.C. – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it will pay an eligible dividend of $0.05 per share on its outstanding Class A common shares and Class B subordinate voting shares on December 30, 2015, to shareholders of record at the close of business on December 14, 2015.

In response to persistent low commodity prices, Teck is implementing additional measures to reduce costs and conserve capital:

—	Reduction in total spending of $650 million in 2016, to be achieved through $350 million of capital spending reductions and deferrals and $300 million of operating cost savings identified as part of the 2016 operating budget.
—	Elimination of an additional 1,000 positions across Teck’s global offices and operations, through a combination of layoffs and attrition. This will include a reduction in senior management positions and brings total labour force reductions over the past 18 months to approximately 2,000 positions.
—	Withdrawal of the Coal Mountain Phase 2 (CMO Phase 2) project from the Environmental Assessment process and suspension of further work on the project.

The capital reductions and deferrals described above are in comparison to preliminary 2016 capital spending plans. The 2016 capital budget is still under review and Teck will announce forecast 2016 capital spending in February 2016.

“We are implementing these additional measures to conserve capital, lower our operating costs and maintain financial flexibility in light of very difficult market conditions,” said Don Lindsay, President and CEO. “These steps build on our ongoing cost reduction program and I want to thank all employees for their efforts to improve efficiency and productivity, while remaining keenly focused on safety and sustainability.”

The suspension of CMO Phase 2 means that mining will conclude at the existing Coal Mountain Operations in the fourth quarter of 2017. Teck will identify options between now and the end of 2017 to potentially replace the 2.25 million tonnes of annual coal production that were planned from CMO Phase 2 by optimizing production from its five other steelmaking coal mines.

Cautionary Statement on Forward-Looking Information

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding personnel reductions, capital and operating cost savings, as well as future coal production volumes and costs.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, unplanned expenditures required as a result of regulatory requirements, premature failure of equipment or geotechnical or other natural hazards, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in input costs or foreign exchange rates, permit-related or other restrictions on additional production at specific sites, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com